NEWS                          TOUCHSTONE SOFTWARE CORPORATION
BULLETIN                      2124 MAIN STREET
                              HUNTINGTON BEACH, CA 92648
                              (714) 969-7746
                              TRADED: NASDAQ: TSSW

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The Financial Relocation Board Inc.

FOR FURTHER INFORMATION:

AT THE COMPANY:               AT FINANCIAL RELATIONS BOARD:
LARRY JORDAN                  TOM EKMAN         DANIEL SAKS      STEVEN SEILER
PRESIDENT                     ANALYST CONTACT   GENERAL INFO     MEDIA CONTACT
(714) 969-7746                (310) 442-0599    (310) 442-0599   (310) 442-0599

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         FOR IMMEDIATE RELEASE
         Monday, September 23, 1996

                              TOUCHSTONE SOFTWARE CORPORATION
                       ANNOUNCES ADOPTION OF SHAREHOLDER RIGHTS PLAN

         Huntington Beach, CA, September 23, 1996 -- TouchStone Software Corporation (Nasdaq: TSSW) announced today that its Board of Directors has approved the adoption of a Shareholder Rights Plan. The Rights Plan provides for the distribution to TouchStone Software Corporation's stockholders of one preferred stock purchase "Right" for each outstanding share of TouchStone common stock. The Rights have an exercise price of $15 per Right, subject to subsequent adjustment. Initially, the Rights will trade with the Company's common stock, and will not be exercisable until the occurrence of certain takeover-related events.

                  The Rights Plan provides that if a person or group acquires 15 percent or more of the Company's common stock without the approval of the Board, the holders of the Rights, other than the acquiring person or group, would, under certain circumstances, have the right to purchase additional shares of the Company's common stock having a market value equal to two times the exercise price of the Right. In addition, if the Company is thereafter merged into another entity, or if 50 percent or more of the Company's consolidated assets or earning power are sold, then the Right will entitle its holder, other than the acquiring person or group, to buy common shares of the acquiring entity having a market value equal to two time the exercise price of the Right.

                  The Rights will be distributed to holders of the Company's common stock of record on October 4, 1996, as a dividend, and will expire, unless earlier redeemed, on September 26, 2006. Further details relating to the Rights Plan will be provided to the Company's stockholders in a forthcoming letter.


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TouchStone Software Corporation
Add 1

                  "The  Shareholder  Rights  Plan will not prevent a purchase of the Company on terms that are fair and in the best interest of all stockholders, and is not intended to prevent such an event," said Larry Jordan, President and Chief Executive Officer. "We believe that the Rights Plan will assure our stockholders that the Company's Board of Directors will have an adequate opportunity to consider and evaluate all unsolicited proposals for the Company, including coercive or hostile offers, that might undervalue stockholder interest. The adoption of the Rights Plan is not in response to any takeover attempt, and there are no current takeover proposals that have been directed at the Company. Our Board of Directors believes that the actions taken are prudent," Mr. Jordan said.

                  TouchStone  Software  Corporation  is a leading  developer and publisher of award-winning utility software. TouchStone products are distributed through Ingram Micro, Merisel and Tech Data, and are sold in more than 7,500 retail stores worldwide, including CompUSA, Computer City, Egghead, Best Buy, Fry's, MicroCenter and Software Etc. as well as large wholesale clubs like PriceCostco, SAM's Club and BJ's Wholesale Club. International sales include exports to distributors in 27 countries, as well as co-publishers in Germany and France. For further information on TouchStone Software Corporation and its producers, management invites visits to the Company's home page at http://www.checkit.com.



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